UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liopcine, Inc.

File No. 333-178230 - CF#30146

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Lipocine, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.12 to a Form 8-K filed on September 3, 2013, as amended on September 5, 2013.

Based on representations by Lipocine, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.12   through September 5, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary